SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 58)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.58 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(143)  Letter to a KCPL shareholder mailed on or about November 22, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     November 22, 1996                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller











































                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(143 )                Letter to a KCPL shareholder mailed
                         on or about November 22, 1996.              1






                                        Exhibit No. (a)(143)



The following letter was mailed on or about November 22, 1996:

November 22, 1996




Mr. James A. Divincen
P.O. Box 326
Osage Beach, MO  65065

Dear Mr. Divincen,

     Thank you for your letter regarding our proposed merger with Kansas City Power & Light.

     I know that you have received a significant amount of information from both KCPL and us. These letters were intended to keep you advised as to our overall approach and benefits of the merger. Obviously, we feel very strongly that our offer for KCPL is a very good one for KCPL shareowners and have attempted as best we could to communicate that to you and other shareowners.

     Your letter suggests that we purchase your shares of KCPL. The purpose of our exchange offer is to encourage you to tender your shares to us in exchange for Western Resources stock at the time that all regulatory approvals have been received concerning our merger. At that time, we will exchange your KCPL shares for Western Resources shares in the amount of $31 per share.

     We hope that you will consider tendering your shares to us. In any event, I have asked that your name be removed from the list to receive any additional information from us so as to address your request.

     Once again, we appreciate your patience and understanding and hope that you will consider tendering your shares to us.

                                  Sincerely,



This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.